Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

May 24, 2012	Robert W. Sweet Jr. 617 832 1160 direct rws@foleyhoag.com

Via EDGAR

Ms. Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:	Exa Corporation Registration Statement on Form S-1 Filed August 3, 2011 File No. 333-176019

Dear Ms. Jacobs:

On behalf of Exa Corporation (“Exa”), please find transmitted herewith for filing Exa’s Pre-Effective Amendment No. 4 (“Amendment No. 4”) to its registration statement on Form S-1 initially filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2011 (Registration No. 333-176019) and subsequently amended on October 7, 2011, April 9, 2012 and May 11, 2012 (as so amended, the “Registration Statement”). As a courtesy to the Staff, two copies of Amendment No. 4 are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by Amendment No. 4.

Amendment No. 4 is being filed primarily to reflect the inclusion of Exa’s unaudited financial statements for its fiscal quarter ended April 30, 2012. Under separate cover, Exa is also submitting with Amendment No. 4 supplemental pricing information to assist the Staff of the Commission in its review of Exa’s accounting for stock-based compensation.

If you have any questions regarding this filing, please do not hesitate to contact me at (617) 832-1160.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

RWS:

cc:	Stephen A. Remondi Kenneth J. Gordon Esq.

VIA EDGAR AND OVERNIGHT COURIER

May 24, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Attention: Ryan Rohn

Re:	Exa Corporation; Amendment No. 4 to Form S-1 Registration Statement
File No. 333-176019

Ladies and Gentlemen:

This letter is furnished on behalf of Exa Corporation (“Exa “) with respect to Exa’s Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”), filed today with the Securities and Exchange Commission (the “Commission”). In order to assist the Staff of the Commission in its review of Exa’s accounting for stock-based compensation, Exa provides the following supplemental information.

Amendment No. 4 does not yet give effect to a reverse stock split that Exa currently expects will be effected prior to commencement of the offering. Exa hopes to file an amendment to the Registration Statement that includes an expected price range for the offering as soon as June 5, 2012, with a view to pricing the offering on or about June 20, 2012. Given the volatility of the public trading market and the uncertainty of the timing of the offering, Exa and the underwriters have not yet determined the expected price range for the offering. However, we currently expect the initial public offering price to be based upon a pre-money equity value for the company of approximately $113 million to $136 million, which is consistent with the valuation methodology and indications of valuation that have been provided to Exa by the underwriters throughout the process of preparing for the offering.

On a pre-split basis that is consistent with the unadjusted share-related information presented in Amendment No. 4, the range above translates to an expected initial public offering price in the range of $1.67 to $1.97 per share, with a mid-point of $1.82 per share.

As discussed in the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock Based Compensation,” Exa determined that:

•

the fair value of all equity awards made from February 1, 2010 (the beginning of fiscal year 2011) through March 21, 2011 (five months prior to the filing of the Registration Statement) was $1.00 per share. This value was equal to the price at which Exa’s common stock had most recently been sold in an arm’s length transaction, and was higher than the valuation of $0.48 per share as of January 31, 2011 that was arrived at by Exa’s independent valuation expert in its report dated May 13, 2011. No awards were granted between March 21, 2011 and July 19, 2011; and

•

the fair value of all equity awards granted by Exa on or after July 19, 2011 (shortly before the initial filing of the Registration Statement in August 2011) was $1.75 per share. This value was higher than the valuation of $1.18 per share arrived at in a valuation study by the same independent valuation expert, dated July 4, 2011. In determining that $1.75 per share represented the fair value of the common stock on that date, Exa’s Board considered the progress that had been made in preparing for the initial public offering, as a result of which it weighted the probability of successful completion of an initial public offering more heavily than the valuation firm had done in its opinion, and also considered other factors that it believed had contributed to an increase in fair value of Exa’s common stock, as more fully discussed in the Registration Statement.

Exa respectfully submits that its estimates of fair value described above were reasonable at the time they were made, and that the reasonableness of these estimates is corroborated by the expected initial public offering price range with a mid-point of $1.82 per share.

If the Staff takes a different view or requires additional information to evaluate Exa’s accounting for stock-based compensation, we would be grateful for the opportunity to discuss this issue before the Staff issues further comments. Please feel free to telephone the undersigned at (617) 832-1160 at any time.

Thank you for your continued courtesy and consideration of Exa’s filing.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

cc:	Stephen A. Remondi
Edmond L. Furlong
Kenneth J. Gordon
Martin C. Glass
Richard Puccio